UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-30673

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Liberties Securities, INC. D/B/A First Liberties Financial

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2915 N. BOULEVARD, SUITE A
(No. and Street)

TAMPA	FL	33602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hilary Bergman	(917) 639-5456	hbergman@firstlibertiesfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hilary Bergman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Liberties Financial, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST LIBERTIES SECURITIES, INC.

D/B/A FIRST LIBERTIES FINANCIAL

Financial Statement

With

Review Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2026

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
JUNE 30, 2026

Table of Contents

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
First Liberties Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Liberties Securities, Inc. (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of First Liberties Securities, Inc. as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as First Liberties Securities, Inc.'s auditor since 2023.

Hauppauge, New York
September 25, 2026

Nawrocki Smith LLP

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2026

ASSETS:		
Cash	$	386,552
Loan receivable - related party		650,000
Convertible promissory note		247,000
Due from broker		226,850
Investment in securities at fair value		222,037
Accounts receivable		156,663
Interest receivable		52,202
Prepaid expenses		49,170
Fixed assets, net		3,236
Other assets		5,718
TOTAL ASSETS	$	1,999,428
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	247,740
Deferred revenues		59,603
TOTAL LIABILITIES		307,343
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock; $0 par value, 300 shares authorized, 200 issued and outstanding		22,500
Treasury stock, at cost		(125,000)
Additional paid-in capital		742,583
Retained earnings		1,052,002
TOTAL STOCKHOLDERS' EQUITY		1,692,085
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,999,428

See accompanying notes to financial statement

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED JUNE 30, 2026

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company" or "FLF") was incorporated in the state of New York in October 1983. The Company is owned by Pelion Financial Group, Inc. (the "Parent"), which acquired it on March 10, 2010 and Carver Edison, Inc., ("Shareholder") acquired 10 shares of non-voting stock on July 23, 2021. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since February 14, 1984. The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, variable life insurance, annuities, tax shelters or limited partnerships in primary distributions, interests in mortgages or other receivables and options. The Company introduces its customer accounts to carrying brokers on a fully-disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds), and to perform investment banking and advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for credit losses based on history of past write-offs and collections and current credit conditions. No allowance for credit losses was required at June 30, 2026.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOR INVESTMENTS:

Revenue Recognition

Investment banking and advisory fees
The Company engages in investment banking and advisory services for business entities. One manner in which fees can be earned is from the performance of ongoing advisory and consulting services. The other way the Company can earn fees is upon the success of an investment banking deal. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for investment banking transactions, as there are no significant actions which the Company needs to take subsequent to this date.

Revenue from sale of insurance based products
Revenue from sale of insurance based products consists of ongoing trailer fees that are recognized when earned based on the terms of their respective agreements. FLF receives ongoing fees from having placed investors in a variable annuity and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOR INVESTMENTS (CONTINUED):

Revenue Recognition (Continued)

Trading gains and losses
Trading gains and losses, unrealized gains and losses and related clearing expenses are recorded on a trade date basis and gross basis.

Commissions
The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Mutual fund revenue
The Company receives ongoing fees from having placed investors in a Mutual Fund and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these ongoing fees are earned over the lifetime of the investment as long as the investment is in the fund.

Hedge fund revenue
The Company receives trailer fees from having placed investors at hedge funds and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund. Performance fees are only paid and earned at the end of a year if the fund performs at the levels that are necessary to require performance fees.

Securities Received as Investment Banking Revenues
From time to time, the Company receives securities in the form of restricted stock as compensation for various types of investment banking services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction. If the securities received by the Company are restricted, the securities are generally valued based on the market price less a management estimated liquidity discount when valuing the securities.

Other income and Administrative fees from Representatives
Other income includes administrative fees from registered representatives of the Company. The Company charges its reps back for certain expenses (regulatory fees, insurance) as they are incurred by the Company. They also charge an administrative fee as work is performed by management in their HR capacity. The remainder of other income includes interest income.

Over the Counter Options Premiums
The Company sell Over the Counter ("OTC") call options to an institution. The expirations dates can vary between 3, 6 and 12 months. The premium we receive is booked as a non-allowable asset till the premium dollars are received, usually 2 days after the expiration date.

Cashless Participation Loan Fees
The Company entered into an agreement with RB Global, Inc. ("RB") to provide a cashless participation feature in connection with RB's Employee Stock Purchase Plan ("ESPP"). RB is required to pay the Company a fee equal to 3.5% of the aggregate Cashless Participation Amount. This fee became effective with the ESPP purchase period ending November 30, 2025. Purchase dates under the ESPP occur semi-annually on May 14, 2025, and November 24, 2025, or on the preceding trading day if the scheduled date falls on a non-trading day. The Company is permitted to offset the fee from the total remittance to RB, which it did on both November 24, 2025.

In addition to the issuer-level fee, non-U.S. employees of RB who choose to utilize the cashless participation feature are required to sign a separate Employee Agreement. This agreement includes an irrevocable commitment to deliver shares and provides that each participating employee will pay the Company a fee equal to 5% of the cashless participation loan they receive.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOR INVESTMENTS (CONTINUED):

Revenue Recognition (Continued)

Cashless Participation Loan Fees (Continued)

Revenue related to both the issuer fee and the employee-level fees is recognized at the point in time when the Company satisfies its performance obligation, which occurs upon completion of the ESPP transaction and delivery of the associated services.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are realized when the cash is received. As of June 30, 2026, the Company had receivables totaling $156,663, consisting primarily of amounts due from variable annuity, investment banking, hedge fund, and private placement activities. The Company also had interest receivable of $52,202 related to loan receivables and convertible promissory notes.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are realized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of June 30, 2026, contract asset balance was $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are realized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of June 30, 2026, there were no contract liabilities.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company consolidates its tax return with the majority owner (Parent), on a calendar year basis.. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal and state income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax expenses and benefits are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. ASU 2023-09 requires public companies to annually (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold.

Additionally, ASU 2023-09 requires public companies to annually disclose the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as the amount of income taxes paid by individual jurisdiction. The Company adopted ASU 2023-09 effective for the fiscal year ended June 30, 2026. As a result, the Company has included the additional required disclosures in Note 9.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2026, the Company had net capital of $528,915 which was $428,915 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.581 to 1.

NOTE 5 – CONCENTRATION OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2026, the amount in excess of insured limits was $99,974.

NOTE 6 – LEASES:

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term. The Company currently leases office space on a short term basis in Dallas, Texas. The current lease expires on September 30, 2026.

NOTE 7 – FAIR VALUE MEASUREMENT:

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company.

The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following is a summary of the financial assets measured at fair value as of June 30, 2026:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 222,037	$ -	$ -	$ 222,037
Total	$ 222,037	$ -	$ -	$ 222,037

There were no other financial assets or liabilities measured at fair value under ASC 820 as of June 30, 2026.

NOTE 8 – RELATED PARTY TRANSACTIONS:

The Company has a $325,000 convertible promissory note and a $325,000 promissory note outstanding that were issued as consideration for certain contractual rights associated with the utilization of tax attributes at the parent company level with a former shareholder. The aggregate principal balance of the notes was $650,000 as of June 30, 2026. Accrued interest on the notes was $30,345 as of June 30, 2026, and is included in interest receivable on the Statement of Financial Condition.

Receivables and Investment in Privately Held Entity

The Company invests in debt and equity interests of privately held entities. On July 28, 2021, the Company invested $50,000 in a promissory note bearing simple interest at 8% per annum. The note had a maturity date of July 28, 2023 and was subject to the conversion provisions specified in the underlying agreement. During the year ended June 30, 2026, the Company invested an aggregate of $197,000 in additional promissory notes with substantially similar terms. The notes bear interest at 8% per annum and have various maturity dates. Accrued Interest on the notes was $21,857 as of June 30, 2026 and is included in interest receivable on the Statement of Financial Condition.

The Company maintains debt and equity interests in a privately held entity. As of June 30, 2026, amounts due from the entity consisted of a loan receivable of $247,000 and a fee receivable of $71,250, which are included in assets on the Statement of Financial Condition. Management considered the Company's investment interests, contractual rights, and ongoing relationship with the entity in evaluating whether the Company may have the ability to exercise significant influence over the entity. Based on its evaluation, management believes the receivables are collectible and, accordingly, no specific allowance for credit losses or write-off has been recorded as of June 30, 2026.

NOTE 9 – INCOME TAXES:

As discussed in Note 1, the Company is owned by Pelion Financial Group, Inc., and Carver Edison, Inc., and is included in the majority owner's consolidated income tax returns. In the event of an income tax liability, a portion of the consolidated income tax liability would be allocated to the Company as if the Company had filed separate income tax returns. As of June 30, 2026, the income tax expense for the year allocated to the Company was $49,383 which was a combination of federal and state income taxes shown in the income tax provision on the Statement of Expense. The effect federal tax rate was 21%. No separate income tax payments were made directly by the Company during the year ended June 30, 2026.

NOTE 10 – FIXED ASSETS:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over one to five years, the estimated useful lives of the assets. Fixed assets consisted of the following as of June 30, 2026:

			Useful Life
Fixed Assets	$	4,022	1 to 5 years
Less: Accumulated depreciation		786	
Net fixed assets	$	3,236	

NOTE 11 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASUs”).

For the year ended June 30, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 11 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINED):

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU require enhanced annual income tax disclosures, including additional disaggregation of information related to rate reconciliations and income taxes paid. The amendments are effective for annual reporting periods beginning after December 15, 2025, for entities other than public business entities. The Company is currently evaluating the impact that adoption of this guidance will have on its financial statement disclosures.

NOTE 12 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2026, or during the year then ended.

NOTE 13 – DUE TO/FROM BROKERS:

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin.

Due from brokers represents amounts due from clearing brokers, which included clearing deposits of $82,517 and $144,333 receivable balance at June 30, 2026.

NOTE 14 – STOCKHOLDERS' EQUITY:

On May 20, 2021, the Company amended its Articles of Incorporation to authorize an additional 90 shares of common stock and 10 shares of a new class of non-voting common stock designated as CE Group Common Stock. On July 23, 2021, all 10 shares of CE Group Common Stock were issued. During the year ended June 30, 2026, the Company repurchased all outstanding CE Group Common Stock. Accordingly, as of June 30, 2026, no shares of CE Group Common Stock were outstanding, and the repurchased shares are reflected within stockholders' equity in the accompanying Statement of Financial Condition.

NOTE 15 – SEGMENT REPORTING:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Segment financial information is identical to that presented in the accompanying financial statement.

NOTE 16 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.